14th September 2001

BHP Billiton Limited-daily buy back notice

Please find attached a copy of the daily buy back notice filed by BHP Billiton Limited with the Australian Stock Exchange for the information of your local market.

R V Taylor - Assistant Company Secretary

                                                                                                                                                  Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C.

Name of entity ACN or ARBN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

Information about buy-back
1.	Type of buy-back	On-market

2.	Date Appendix 3C was given to ASX	8/2/01 The last appendix 3D was given to the ASX on 13/6/01
Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day
		Before previous day	Previous day

3.	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	N/A	950 000

4.	Total consideration paid or payable for the shares	N/A	$8 707 700.00

		Before previous day	Previous day

5.	If buy-back is an on-market buy-back	highest price paid: N/A date: N/A lowest price paid: N/A date: N/A	Highest price paid: $9.17 lowest price paid: $9.14 highest price allowed under rule 7.33: $9.83
Participation by directors
6.

If buy-back is an on-market buy-back - name of each director and related party of a director from whom the company bought back shares on the previous day, the number of shares which the company bought back from each named director or related party, and the consideration payable for those shares

__
How many shares may still be bought back?
7.	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	185 050 000

Compliance statement
  The company is in compliance with all Corporations Law requirements relevant to this buy-back.
  There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ---------------------------------- Date :       14 September 2001

(Company Secretary)

Print name: Karen Wood

BHP Billiton Limited ABN 49 004 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia